Exhibit 99.1

BFI CANADA LTD. ANNOUNCES CHANGE TO ITS NAME AND TICKER SYMBOL
AND FILING OF FINAL SHELF PROSPECTUS

Toronto, Ontario — May 27, 2009 — BFI Canada Ltd.  (the “Company”) (TSX: BFC) today announced that it has changed its name to “IESI-BFC Ltd.” and that its ticker symbol on the TSX will change to “BIN” effective June 1, 2009.  In addition, the Company continues to intend to have its common shares also listed for trading on the New York Stock Exchange, and has reserved the same trading symbol of  “BIN”.  The Company has also filed its final shelf prospectus allowing it to make offerings in the U.S. and Canada of up to US$400,000,000.

Details On The Name Change

BFI Canada Ltd. completed an amalgamation with its wholly-owned subsidiary, IESI-BFC Ltd.  The name of the newly amalgamated Company is IESI-BFC Ltd.  The Company will continue to operate as “BFI Canada” in Canada and “IESI” in the United States.

“As we expand our presence in the North American market, we are pleased to have a corporate name that reflects our entire business and a trading symbol for our common shares that will be used on the TSX and eventually on the NYSE,” said Keith Carrigan, Vice Chairman and Chief Executive Officer.

Company’s Trading Symbol To Change

The Company’s common shares will begin trading on the TSX under its new name and trading symbol, “BIN”, effective June 1, 2009. The CUSIP number for the Company’s common shares will also change on that date, to 44951D108.

Filing of Final Short Form Prospectus

The Company also announced today that it has filed its final short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Quebec) and a corresponding amended registration statement with the United States Securities and Exchange Commission under the U.S.-Canada multi-jurisdictional disclosure system. These filings will allow the Company to make offerings of common shares, debt securities and warrants with an aggregate initial offering price of up to US$400,000,000 during the next 25 months to potential purchasers in each of the provinces of Canada, other than Quebec, and the United States. The specific terms and jurisdictions of any offering will be described in one or more shelf prospectus supplements.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the final short form base shelf prospectus is available on SEDAR at www.sedar.com and may be obtained from the Director, Investor Relations and Corporate Communications of the Company at 135 Queen’s Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1.

Forward-looking statements:

Statements in this news release relating to the final short form base prospectus and the corresponding amended registration statement in the United States and the ability of the Company to make offerings thereunder are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  Such risks and uncertainties include, but are not limited to, the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; changes in economic conditions or financial markets; and such other risks and uncertainties  that are difficult to predict, or are beyond the Company’s control and are further described in the Company’s Annual Information Form for the period ended December 31, 2008.

Consequently, readers should not rely on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made.  Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with these forward looking statements, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Contacts:

IESI-BFC Ltd.

Chaya Cooperberg

Director, Investor Relations and Corporate Communications

(416) 401-7729

Email: chaya.cooperberg@bficanada.com